UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934


Amendment No.: 5*


Name of Issuer: Rayonier Inc.


Title of Class of Securities: Common Shares


CUSIP Number: 75490710-3


Date of Event Which Requires Filing of this Statement: 12/31/2005


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: 75490710-3

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Mac-Per-Wolf Company
    EIN #36-3099763

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   ___

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
         27,675

    6.   SHARED VOTING POWER
         -2,500,062-

    7.   SOLE DISPOSITIVE POWER
         27,675

    8.   SHARED DISPOSITIVE POWER
         -2,500,062-

    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
         2,527,737

    10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
         Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    3.3%

12. TYPE OF REPORTING PERSON
    HC



Item 1.

    (a). Name of Issuer: Rayonier Inc. ("Rayonier")

    (b). Address of Issuer's Principal Executive Offices:

         50 North Laura Street
         Jacksonville,  FL 32202

Item 2.

    (a).-(c). Name, Principal Business Address, and Citizenship of
Persons
              Filing:

         (1)  Mac-Per-Wolf Company
              311 S. Wacker Dr., Suite 6000
              Chicago, IL  60606
              Citizenship:  Delaware

    (d). Title of Class of Securities:  Common Shares

    (e). CUSIP Number:  75490710-3

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) and the person filing, Mac-Per-Wolf Company, is a parent holding company in accordance with 240.13d-1(b)(1)(ii)(G). See Item 7 for additional information.

Item 4.  Ownership

The information in items 1 and 5 through 11 on the cover page(s) on Schedule 13G is hereby incorporated by reference.

Perkins, Wolf, McDonnell and Company, LLC furnishes investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as "Managed Portfolios").

The shared voting and dispositive holdings are held by Perkins, Wolf, McDonnell and Company, LLC, and such holdings may also be aggregated within 13g filings submitted by Janus Capital
Management, LLC, a minority owner of Perkins, Wolf, McDonnell and Company, LLC.

Item 5.  Ownership of Five Percent or Less of a Class

The Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

This statement is being filed to report the fact that the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company

The reporting person, Mac-Per-Wolf Company, is filing on behalf of its two subsidiaries:

1)   PWMCO, LLC is a wholly-owned subsidiary of Mac-Per-Wolf
Company and is both a broker dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940

2)   Perkins, Wolf, McDonnell and Company, LLC is a subsidiary of
Mac-Per-Wolf Company, and is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mac-Per-Wolf Company

By  /s/  Gregory E. Wolf                       2/1/2006
  Gregory E. Wolf,                               Date
    Treasurer